Exhibit 99.1

BMRN-INZY Letter to BMRN Employees

Subject: BioMarin to Acquire Inozyme Pharma

To: BioMarin Employees

Date: May 16, 2025

Dear BioMarin,

Today marks an important milestone for BioMarin, with the announcement of our agreement to acquire Inozyme Pharma, which will add a Phase 3 enzyme replacement therapy to our portfolio. The therapy, INZ-701, treats ENPP1 deficiency, a rare and lifelong genetic condition that affects blood vessels, soft tissue and bones. The condition is associated with a high risk of cardiovascular mortality, particularly for infants, and the unmet need for patients is tremendous. The company is advancing the program in infants, children and adults. The first pivotal study in children is expected to read out early next year, with potential regulatory approval in 2027.

This acquisition will bring a new program to BioMarin that we believe is an outstanding strategic fit. We are gaining a potential first-in-disease treatment for people living with a serious and often fatal genetic condition. INZ-701 will become part of our Enzyme Therapies business unit. When we introduced our new corporate strategy last year, we emphasized the importance of advancing external innovation alongside our internal programs. This is exactly what we had in mind. Our strong financial position allows us to do this deal while still affirming our 2025 financial guidance, subject to the purchase accounting determination upon closing. We remain on the path to reach our target non-GAAP operating margin of 40% in 2026.

Although this is an important step on our journey, it is of a size that leaves the door open for us to continue to do additional transactions this year. The transaction is anticipated to close in the third quarter of 2025, pending regulatory approval, a successful tender offer, and other customary closing conditions. Until close, BioMarin and Inozyme will continue to operate as two separate, independent companies. While we have already begun to think through integration, that work will not begin until after the deal closes. It is critical in this period that you do not reach out to anyone at Inozyme, unless you’ve been asked to as part of the integration planning team.

Thank you to everyone across the organization who worked to make this deal happen. We moved quickly through the process because our goal is to get this medicine to patients with urgency, an example of Operating Principle No. 1 in action. We’ll hold a virtual All Hands Meeting Monday morning to answer some of your most pressing questions and we’ll discuss further at our planned All Hands Meeting at the end of the month. This exciting development is a testament to our collective efforts and commitment to making a profound impact on patients’ lives.

Thank you,

Alexander